August 3, 2005

Mr. Joseph A. Foti
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, DC

Via Fax and Electronic Mail

re:    Hybrid Fuel Systems, Inc. (the "Company")
       Registration Statement of Form SB-2 filed 7/13/2005
       File No 333-124775

Dear SEC

      The following is respectfully submitted in response to your correspondence dated July 25, 2005 relating to the Form SB-2 Registration Statement filed by Hybrid Fuel Systems, Inc. (the "Company").

Form SB-2/A filed July 13, 2005

Management's Discussion and Analysis or Plan of Operation, page 6

1. When interim financial statements must be included in a registration statement, Rule 303(b)(2) of Regulation S-B requires that an issuer provide a comparable discussion that will enable a reader of the issuer's financials to assess material changes in the issuer's financial condition and results of operations since the end of the fiscal year, and for the comparable interim period in the preceding year. Please revise the MD&A section to your Form SB-2/A to include a discussion of the quarters ended March 31, 2005 and March 31, 2004, in accordance with this requirement. In addition to a discussion of your company's results of operations, your updated MD&A disclosures should include a discussion of known events that have had a material impact on your company's short-term or long-term liquidity. For example, please discuss the additional financing received from White Knight SST in the first quarter of 2005, as well as, the interest terms, conversion terms, and payment terms related to this debt.

      Response:

      In accordance with Rule 303(b)(2) of Regulation S-B, we revised the MD&A for the quarters ended March 31, 2005 and 2004 to provide a comparable discussion assessing material changes in the Company's financial condition and results of operations. In addition, we disclosed known events that have had a material impact on the Company's short-term or long-term liquidity, including, the additional financing received from White Knight SST in the first quarter of 2005, as well as, the interest, conversion, and payment terms related to this debt.

Results of Operations

Assets, page 8

2. In the results of operations section of your document, you state that your company has arranged for the purchase various Horiba emissions testing equipment for $40,000, and that your research indicates that this equipment has a replacement value in excess of $2,000,000. In the subsequent events footnote to your December 31, 2004 financial statements, you also describe the purchase of his equipment as a "special transaction" between your company and Georgia Power and Light. As such, please tell us how your company was able to obtain this equipment at a price that is so far below its replacement value. Alternatively, please delete the information on the equipment's replacement value if specific, objective and reliable evidence that supports your assertion can not be provided. Within your response, please provide information including, but not limited to:
      o Any "special terms" of your transaction with Georgia Power and Light.
      o Whether your company has committed to provide consideration in addition to the $40,000, which has been paid in cash.
      o     Whether Georgia Power and Light is a related party to your company.
      o The research that you have performed to determine that the replacement value of the Horiba equipment is in excess of $2,000,000.

      Response:

      We have deleted the information on the Horiba equipment purchase with respect to the equipment replacement value. In addition, we have included the addition information requested in this Comment 2 regarding the terms of the Horiba and Taylor equipment purchases.

Description of Securities, page 25

Note 6- Subsequent Events, page 36

Note 11 Subsequent Event, page 15

3. We have reviewed your response to our prior comment number 4, but we do not believe that your response fully addressed the concerns raised in the comment. Please tell us and expand the disclosures in the "Description of Securities" section of your document and the "Subsequent Event" footnotes to your financial statements for the periods ended December 31, 2004 and March 31, 2005 to discuss information including, but not limited to:

      o The value that you ascribed to the warrants that are attached to your convertible notes, and the method that you used to determine this value.
      o The value that you assigned to the embedded beneficial conversion feature present in your convertible notes and how you calculated such value; or why you believe the conversion terms of your notes do not result in an embedded beneficial conversion feature.
      o The period and method by which your company is recognizing (as interest expense) the discount to your convertible notes that resulted from allocating part of the proceeds of the notes to the warrants and beneficial conversion feature, as referenced above.

      Please refer to APB 14 for further guidance regarding the allocation of the proceeds of your convertible notes between the warrants and the debt. Please refer to EITF 9&5 and EITF 00-27 for further guidance regarding the beneficial conversion feature that appears to be embedded in your convertible note agreement.

      Response:

      We have expanded upon the disclosures in the "Description of Securities" section of the registration statement and the "Subsequent Event" footnotes to the financial statements for the periods ended December 31, 2004 and March 31, 2005 to include the information requested in this Comment 3.

4. In addition, we note that you have not provided disclosures related to your convertible notes agreement and the issuance of the convertible notes in the prospectus summary as requested in our prior comment number 4. Due to the significance of the convertible debt agreement with regard to your company's ability to continue in as a going concern, and the direct relationship of the agreement to your intent to register shares of common stock under this Form SB-2, we believe that you should discuss the significant terms of the agreement and the relationship of the agreement to the shares that you plan to register in the prospectus summary section of your registration statement.

      Response:

      We have revised the prospectus summary section of the registration statement to include disclosures related to the convertible notes agreement and the issuance of the convertible notes.

Part I-Financial Information

Consolidate Balance Sheets, page 31

5. We note that your balance sheet for the period ended March 31, 2005 reflects an incorrect number of common stock shares issued and outstanding for the period ended December 31, 2004. As such, please revise the number of shares disclosed, within your next amendment to your Form SB-2.

      Response:

      We have revised the number of shares of common stock issued and outstanding as of December 31, 2004 in the balance sheet for the period ended March 31, 2005.

6. In addition, we note that the "Shareholder's Deficit" section in the December 31, 2004 column of your consolidated balance sheet for the period ended March 31, 2005 no longer sums to the correct total, as a result of the reclassification of your company's deferred compensation balance. Please correct the mathematical error contained in your balance sheet.

      Response:

      We have revised the "Shareholder's Deficit" section in the December 31, 2004 column of the consolidated balance sheet for the period ended March 31, 2005 to insert the correct total, as a result of the reclassification of the Company's deferred compensation balance.

Note 6 -- Subsequent Events, page 36

7. As the purchase price of the new Taylor dynometer discussed on page 8 in the "Results of Operations" section of your document exceeds your company's total assets for both the period ended March 31, 2005, it appears that this equipment was purchased subsequent to March 31, 2005. Please discuss the acquisition of this equipment in the subsequent event footnotes to your financial statements for the period ended March 31, 2005. If the Taylor dynometer was not acquired subsequent to March 31, 2005, please tell us how you have accounted for the purchase of the equipment.

8. We note per your March 31, 2005 balance sheet that your company had approximately $68.8 million shares of common stock issued and outstanding. We note per the prospectus summary section of your document that your company had approximately $83.2 million shares of common stock outstanding as of May 2, 2005. As the additional shares of common stock which have been issued subsequent to March 31, 2005 do not appear to be discussed in your document, please tell us and expand your disclosures in your subsequent event footnotes to your March 31, 2005 and December 31, 2004 financial statements to disclose the nature and terms of the transaction(s) that resulted in the issuance of the additional shares of common stock.

      Response:

      We have expanded the disclosures in the subsequent event footnotes to the Company's March 31, 2005 and December 31, 2004 financial statements to disclose the nature and terms of the transaction(s) that resulted in the issuance of the additional shares of common stock.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 1

9. We have review your response to our prior comment numbers 6 and 7, and we note that you have not complied with our request that your document include a report from your independent registered public accounting firm that is dual-dated for Note 1. While we acknowledge that the opinion included in your document has been dual-dated for Note 11, we believe that the dual-dated opinion should also specifically cover Note 1, as Note I addresses the alleviation of your company's going concern condition based upon an event that occurred subsequent to the completion of your independent auditor's fieldwork. Please refer to the requirements of SAS 1, AU Section 530.05.

      Response:

      We have revised report from the Company's independent registered public accounting firm to refer to the dual-date with respect to Note 1.

10. In addition, your response to our prior comment numbers 6 and 7 and your amended disclosures imply that your independent accountants believe that the substantial doubt about your company's ability to continue as a going concern has been alleviated by the subsequent events referenced in footnote 1 to your financial statements; and thus, the audit opinion included in your Form SB-2 does not require a "going concern" explanatory paragraph. As such, please remove the language from the "Experts" section of your document that indicates that a "going concern" explanatory paragraph has been included in the report of your independent accountants.

      Response:

      We have revised the "Experts" section of the Form SB-2 to delete the statement which indicates that a "going concern" explanatory paragraph has been included in the report of the Company's independent accountants.

Balance Sheets, page 2

Statement of Changes in Stockholders' Equity, page 5

11. We have reviewed your response to our prior comment number 9 and note you have reclassified the company's deferred compensation balance to a contra-equity account in your financial statements for the period ended March 31, 2005. However, you have not reclassified this balance in your audited balance sheet and statement of changes in stockholders' equity for the period ended December 31, 2004. As such, please reclassify your company's deferred compensation balance in your financial statements for the period ended December 31, 2004.

      Response:

      We have reclassified the Company's deferred compensation balance in The Company's financial statements for the period ended December 31, 2004.

Form 10-QSB for the quarter-ended March 31, 2005

General

12. We have reviewed your response to our prior comment numbers 14, 15 and 16, but as discussed through our telephone conversation, we note that your amended Form 10-KSB for the period ended December 31, 2004 and Form 10-QSB for the period ended March 31, 2005 have not yet been filed. Please ensure that the comments from each of our letters that relate to your Form SB-2 and comment numbers 15 and 16 of our letter dated June 24, 2005, which relate specifically to your Form 10-QSB, are addressed in. your amended Form 10-KSB and Form 10-QSB, as applicable.

      Response:

      We have re-filed the Company's annual report for the period ended December 31, 2004 and quarterly report for the period ended March 31, 2005 to ensure that the comments from each of The SEC's comment letters that relate to the Company's Form SB-2 are incorporated into said reports.

Sincerely,

/s/ Mark Clancy

Mark Clancy
Chief Executive Officer